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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            (Amendment No.         )*

                        KENTEK INFORMATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    490807104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|     Rule 13d-1(b)
                  |X|     Rule 13d-1(c)
                  |_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages



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CUSIP No.  490807104

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Khronos Capital Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

                       5       SOLE VOTING POWER
                               600,000
      NUMBER OF
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
       EACH            7       SOLE DISPOSITIVE POWER
     REPORTING                 600,000
      PERSON
       WITH            8       SHARED DISPOSITIVE POWER
                               0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
         Instructions)                                                     |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         12.1%

12       TYPE OF REPORTING PERSON (See Instructions)

         CO, IA








                                Page 2 of 5 pages

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Item 1.     (a)      Name of Issuer:
                     Kentek Information Systems, Inc.

            (b)      Address of Issuer's Principal Executive Offices:
                     2945 Wilderness Blvd.
                     Boulder, Colorado 80301-5403

Item 2.     (a)      Name of Person Filing:
                     Khronos Capital Ltd.

            (b)      Address of Principal Business Office or, if none,
                     Residence:
                     Tropic Isle Building
                     Wickhams Cay, Round Town
                     Tortola, British Virgin Islands

            (c)      Citizenship:
                     British Virgin Islands

            (d)      Title of Class of Securities:
                     Common Stock

            (e)      CUSIP Number:
                     490807104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)    |_|        Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o).
            (b)    |_|        Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c).
            (c)    |_|        Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c).
            (d)    |_|        Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-8).
            (e)    |_|        Investment adviser in accordance with Section
                              240.13d-1(b)(1)(ii)(E).
            (f)    |_|        Employee benefit plan or endowment fund in
                              accordance with Section 240.13d-1(b)(1)(ii)(F).

                          Page 3 of 5 pages

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            (g)    |_|        Parent holding company or control person in
                              accordance with Section 240.13d-1(b)(1)(ii)(G).

            (h)    |_|        Savings association as defined in Section 3(b) of
                              the Federal Deposit Insurance Act (12 U.S.C.
                              1813).

            (i)    |_|        A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-3).
            (j)    |_|        Group, in accordance with Section
                              240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)      Amount Beneficially Owned:       600,000*

            (b)      Percent of Class:         12.1%

            (c)      Number of Shares as to which the person has:

                     (i)      sole power to vote or direct the vote -  600,000*

                     (ii)     shared power to vote or direct the vote   -   0

                     (iii) sole power to dispose or direct the disposition of - 600,000*

                     (iv)     shared power to dispose or direct the disposition
                              of         - 0

                     * See Attachment A

Item 5.     Ownership of Five Percent or Less of a Class:

                     If this statement is being filed to report the fact
            that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
            Not Applicable



                                Page 4 of 5 pages

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Item 8.     Identification and Classification of Members of the Group:
            Not Applicable

Item 9.     Notice of Dissolution of Group:
            Not Applicable

Item 10.    Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KHRONOS CAPITAL LTD.

                                            By:/s/ I. Jimmy Mayer
                                               ------------------
                                               I. Jimmy Mayer
                                               Chairman



Date:      April 23, 1999

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                                  Attachment A

           As of April 22, 1999, I. Jimmy Mayer may be deemed to be the beneficial owner of the 600,000 shares of Common Stock reported herein. Such shares are held by Auber Investments Limited, a British Virgin Islands corporation ("Auber") which is managed by the Reporting Person. Mr. Mayer is (i) the chairman of the Board of Directors and the principal stockholder of the Reporting Person and (ii) a significant stockholder of Auber, and, as such, may be deemed to have sole voting and dispositive power with respect to the 600,000 shares of Common Stock held by Auber.

                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

                                919 THIRD AVENUE
                             NEW YORK, NY 10022-9998
                             TELEPHONE (212)758-9500
                             FACSIMILE 212-758-9526



                                                     April ___, 1999

VIA EDGAR


Filing Desk - Stop 1-4
Securities and Exchange Commission
450 Fifth Street, N.w.
Washington, D.c.  20549-1004

           Re:    Kentek Information Systems, Inc. (the "Company")


Ladies and Gentlemen:

           On behalf of our client, Khronos Capital Ltd., we enclose for filing via Edgar, in accordance with Section 13(g) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, a statement on Schedule 13G relating to the Company.

                                            Very truly yours,

                                            /s/ James Rieger
                                            --------------------
                                            James Rieger



Enclosures


CC:        Kentek Information Systems, Inc.
           Herbert Selzer, Esq.